27 February 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that GlaxoSmithKline plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission on February 27, 2015. The disclosure can be found in the fourth paragraph on page two of the Annual Report on Form 20-F, which incorporates by reference the information set forth under the heading “Section 13(r) of the US Securities Exchange Act” on page 248 of Exhibit 15.2 to the Annual Report on Form 20-F, and is incorporated by reference herein.

Respectfully submitted,

GlaxoSmithKline plc

By:	/s/ Simon Dingemans
Name:	Simon Dingemans
Title:	Chief Financial Officer